Commerce Union Bancshares, Inc.

701 South Main Street

Springfield, Tennessee 37172

January 28, 2015

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Commerce Union Bancshares, Inc. (the “Company”)
Registration Statement on Form S-4
File number 333-197248

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. on January 29, 2015, or as soon thereafter as is practicable. There has been no material adverse impact on the results of operations or financial condition of the Company or Reliant Bank since September 30, 2014.

The Company hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Commerce Union Bancshares, Inc.

/s/ William R. DeBerry
William R. DeBerry President and Chief Executive Officer